MEDIA RELEASE

October 8, 2013

OCEANAGOLD AGREES TO ACQUIRE PACIFIC RIM MINING

(MELBOURNE) OceanaGold Corporation (“OceanaGold”) (ASX: OGC, TSX: OGC, NZX: OGC) and (VANCOUVER) Pacific Rim Mining Corp. (“Pacific Rim”) (TSX: PMU, OTCQX: PFRMF) are pleased to announce that the companies have entered into a definitive agreement (the “Agreement”) pursuant to which OceanaGold has agreed to acquire all of the issued and outstanding common shares of Pacific Rim in an all-share transaction to be completed by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). Pacific Rim’s principal asset is the high-grade, El Dorado Gold Project (“El Dorado”) in El Salvador.1

Benefits for OceanaGold shareholders

  Adds the El Dorado high grade gold-silver resource with significant exploration upside potential. El Dorado has a Measured and Indicated Resource of 1,430,500 ounces gold equivalent (AuEq) grading 10.4 grams AuEq per tonne and an Inferred Resource of 282,400 ounces AuEq grading 10.47 grams AuEq per tonne.2
  Aligns well with OceanaGold’s strategy to invest in high quality, low cost assets and utilise its proven mine developing capabilities and experience to advance the El Dorado project
  Presents an accretive transaction based on an acquisition value of approximately US$7/oz gold equivalent using Pacific Rim’s previously stated total resources
  Provides a first-mover advantage opportunity into a very prospective jurisdiction for precious metals

Benefits for Pacific Rim shareholders

  Provides an opportunity to participate in a leading gold producer through an all-share transaction that allows continued exposure to the development of the El Dorado Project in El Salvador with stronger financial stability
  Provides Pacific Rim shareholders with a 50% premium to the 20 day VWAP as at October 7, 2013
  Diversifies Pacific Rim’s asset risk profile and provides exposure to OceanaGold’s diversified portfolio of producing gold mines in New Zealand and the Philippines
  Obtains access to OceanaGold’s proven skill set to build and operate gold mines internationally in environmentally sensitive and socially complex regions

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1 Refer to the “Current Status of the International Arbitration” section of this release for more details about the status of permit applications for El Dorado.
2 The mineral resource estimates presented above have been calculated in accordance with NI 43-101 as required by Canadian securities regulatory authorities, which differ from standards of the SEC. The resource estimates contained in this discussion would not be permitted in reports of the United States’ companies filed with the SEC.

Catherine McLeod-Seltzer, Chairman of Pacific Rim, states “We are very pleased to have negotiated a transaction with OceanaGold that we believe reduces risk for our shareholders while providing them with continued participation in the high grade El Dorado Gold Project and the upside that comes with OceanaGold’s existing operations and forward trajectory.” Tom Shrake, President and CEO of Pacific Rim adds “OceanaGold is a technically savvy and eminently capable mine-builder with a demonstrated long-range commitment to developing and operating mines in challenging environments with the utmost consideration for social and environmental stewardship. We believe OceanaGold is the perfect company to take the reins on behalf of our shareholders and are confident in their ability to bring the El Dorado Project to fruition.”

Mick Wilkes, Managing Director and CEO of OceanaGold commented, “We believe this transaction will provide OceanaGold shareholders with potential exposure to a high grade gold-silver resource located in a very prospective region. This project has the potential to be an economic engine for El Salvador much like how our recently commissioned world-class Didipio Mine has been for northern Luzon in the Philippines. This transaction aligns well with our strategy to create value through investment in high quality, low cost assets and utilising the OceanaGold’s experience in building and operating gold mines in an environmentally and socially sustainable manner. El Dorado further complements our high grade gold-copper Didipio Mine in the Philippines and we will look to replicate the successes we’ve achieved in New Zealand and the Philippines in El Salvador. OceanaGold looks forward to working with our local community and government partners in establishing a roadmap to unlock the opportunity at El Dorado for El Salvador.”

Highlights of the Arrangement

Under the Arrangement, OceanaGold will acquire all of the common shares of Pacific Rim that it does not already own, in exchange for issuing to Pacific Rim shareholders 0.04006 of a common share of OceanaGold for each Pacific Rim common share, resulting in OceanaGold issuing approximately 6.76 million OceanaGold common shares to Pacific Rim shareholders. The consideration to Pacific Rim shareholders pursuant to the Arrangement equates to C$0.060497 per Pacific Rim common share, representing a 50% premium over Pacific Rim’s 20 day volume weighted average trading price on the Toronto Stock Exchange (“TSX”) and a 73% premium over Pacific Rim’s TSX closing price on October 7, 2013. The proposed Arrangement is valued at C$10.2 million (based on October 7, 2013 closing price).

The Arrangement has been unanimously approved by the Boards of Directors of OceanaGold and Pacific Rim (other than one common director of Pacific Rim and OceanaGold who has a disclosable interest in the transaction and, accordingly, abstained from voting). The Arrangement will be subject to customary conditions for transactions of this nature, and is required to be approved by at least 66 2/3% of the votes cast by the Pacific Rim shareholders at a special meeting of Pacific Rim shareholders to be called shortly. Pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions, the Arrangement must also be approved by a simple majority of votes cast by shareholders excluding shares beneficially owned, or over which control or direction is exercised, by OceanaGold and any of its related parties. The Arrangement is subject to applicable regulatory and exchange approvals, and the approval of the Supreme Court of British Columbia.

The Agreement also includes non-solicitation covenants from Pacific Rim of alternative proposals, rights for OceanaGold to match any superior proposals and fiduciary-out provisions. Additionally, the Agreement provides for the payment of a termination fee of C$500,000 to OceanaGold upon the occurrence of certain events.

Canaccord Genuity Corp. is acting as financial advisor to Pacific Rim and Evans & Evans, Inc. has provided a formal valuation and an opinion to Pacific Rim that, subject to the assumptions, limitations and qualifications in such opinion, the consideration to be received by Pacific Rim shareholders (other than OceanaGold) is fair, from a financial point of view, to Pacific Rim shareholders (other than OceanaGold). The Board of Directors of Pacific Rim, and a special committee of independent directors of Pacific Rim established to review and consider the transaction, have determined the Arrangement is in the best interest of Pacific Rim’s shareholders, and have recommended that holders of Pacific Rim shares vote in favour of the Arrangement. All of the executive officers and directors of Pacific Rim have entered into lock-up and support agreements with OceanaGold under which they have agreed to vote in favour of the Arrangement.

The Board of Directors of Pacific Rim will include the recommendation that Pacific Rim shareholders vote in favour of the Arrangement in its management information circular (the “Circular”) that is expected to be filed with the regulatory authorities and mailed to Pacific Rim shareholders in October 2013 in relation to the special meeting of Pacific Rim shareholders expected to be held in November 2013. Full details of the Arrangement will be included in the Circular. The Arrangement is expected to close in November 2013.

OceanaGold currently owns 42,150,000 Pacific Rim common shares, which represents 19.98% of the issued and outstanding common shares.

Bridge Financing

In connection with the Arrangement, OceanaGold has also agreed to advance to Pacific Rim an aggregate of up to $1 million, to be drawn by Pacific Rim as needed for working capital purposes. These advances will be made with an interest rate of 10% per annum with a maturity date of October 7, 2014, subject to early repayment in certain circumstances. This loan is also secured by a first priority pledge over 10% of Pacific Rim’s holdings in its wholly-owned subsidiary, Pacific Rim Cayman LLC.

Current Status of the International Arbitration

In 2009, Pacific Rim filed an arbitration claim with the International Centre for the Settlement of Investment Disputes (ICSID) in Washington District of Columbia, seeking monetary compensation under the Investment Law of El Salvador. This follows the passive refusal of the Government of El Salvador to issue a decision on Pacific Rim’s application for environmental and mining permits for the El Dorado Project. The matter is now in the final phase of arbitration and Pacific Rim filed its statement of claim in March 2013. The next step of the final phase of arbitration is a submission by the Government of El Salvador by January 10, 2014, followed by written rebuttals by both parties and oral testimonies by mid-calendar year 2014. A decision is then expected after the submissions and testimonies. Notwithstanding the current arbitration, OceanaGold will also continue to seek a negotiated resolution to the El Dorado permitting impasse.

Counsel

Fasken Martineau DuMoulin LLP is acting as legal counsel to OceanaGold. DuMoulin Black LLP is acting as legal counsel to Pacific Rim.

About OceanaGold Corporation

OceanaGold Corporation is a significant multinational gold producer with mines located on the South Island of New Zealand and in the Philippines. OceanaGold’s assets encompass New Zealand’s largest gold mining operation at the Macraes goldfield in Otago which is made up of the Macraes Open Pit and the Frasers Underground mines. Additionally, on the west coast of the South Island, OceanaGold operates the Reefton Open Pit mine. OceanaGold’s Didipio Mine in northern Luzon, Philippines commenced commercial production on April 1, 2013 and is expected to produce 100,000 ounces of gold and 14,000 tonnes of copper per year on average over an estimated 16 year mine life. OceanaGold expects to produce 285,000 to 325,000 ounces of gold in 2013 from the New Zealand and Philippine operations combined and 15,000 to 18,000 tonnes of copper in 2013 from the Philippine operations.

OceanaGold is listed on the Toronto, Australian and New Zealand stock exchanges under the symbol OGC.

About Pacific Rim Mining Corp.

Pacific Rim is a mineral exploration company focused on high grade, environmentally clean gold deposits in the Americas and committed to excellence in environmental stewardship and social responsibility. Pacific Rim’s primary asset is the advanced-stage, vein-hosted El Dorado gold deposit in El Salvador, where Pacific Rim also owns several grassroots gold projects. Pacific Rim's shares trade under the symbol PMU on the TSX and on the OTCQX market in the US under the symbol PFRMF.

On behalf of the Board of OceanaGold Corporation	On behalf of the Board of Pacific Rim Mining Corp.

Michael F. Wilkes	Thomas C. Shrake
Managing Director and CEO	President and CEO

Contact Information

OceanaGold Corporation

Melbourne
Nova Young
Tel: +61 3 9656 5300
info@oceanagold.com

Toronto
Sam Pazuki
Tel: +1 416 915 3123
info@oceanagold.com

Pacific Rim Mining Corp.
Barbara Henderson
Tel: +1 604 689 1976 or +1 888 775 7097
general@pacrim-mining.com

Cautionary Statement

Certain information contained in this media release, including any information relating to the Arrangement and OceanaGold’s or Pacific Rim’s future financial or operating performance may be deemed "forward-looking". These statements relate to future events or future performance and reflect OceanaGold’s and Pacific Rim’s expectations regarding the Arrangement, and the future growth, results of operations, business prospects and opportunities of OceanaGold, Pacific Rim and the combined company. These forward-looking statements also reflect OceanaGold’s and Pacific Rim’s current internal projections, expectations or beliefs and are based on information currently available to OceanaGold and Pacific Rim, respectively. In some cases forward-looking information can be identified by terminology such as "may", "will", "should", "expect", "intend", "plan", "anticipate", "believe", "estimate", "projects", "potential", "scheduled", "forecast", "budget" or the negative of those terms or other comparable terminology. Forward-looking statements in this news release include, but are not limited to, statements relating to the completion of the Arrangement, the resolution of Pacific Rim's arbitration claim, and the development of the El Dorado Project. Assumptions upon which such forward-looking information is based include that OceanaGold and Pacific Rim will be able to satisfy the conditions to the Arrangement, that the required approvals will be obtained from the shareholders of Pacific Rim, that all third party regulatory and governmental approvals to the Arrangement will be obtained , including the approval of the Supreme Court of British Columbia, that all other conditions to completion of the Arrangement will be satisfied or waived, that actual results or exploration activities will be as expected, that the current price of and demand for gold will be sustained or will improve, that general business and economic conditions will not change in a material adverse manner, that Pacific Rim's arbitration claim will be successful and that Pacific Rim will be able to advance the El Dorado Project. Such forward-looking information is subject to certain risks and uncertainties that could cause results to differ materially from those expressed in the forward-looking statements. Some of these risks and uncertainties include: the failure to realize the anticipated benefits of the Arrangement; general economic and market factors (including changes in global, national or regional financial, credit, currency or securities markets); changes in the economic parameters of the El Dorado Project since the completion of the pre-feasibility study and NI43-101 technical report; changes or developments in global, national or regional political conditions (including any act of terrorism or war), changes in laws (including tax laws) and changes in GAAP or regulatory accounting requirements; fluctuations in the price of gold; the inability to obtain required consents, permits or approvals, including court approval of the Arrangement and Pacific Rim shareholder approval of the Arrangement in accordance with the required timelines contained in the Agreement; the inability to satisfy the other conditions to the Agreement prior to the specified outside date; that Pacific Rim’s arbitration claim may not be successful; mine life and anticipated rates of gold and copper production from OceanaGold's New Zealand and Philippines operations not materializing as expected; and other risk factors as outlined in both Pacific Rim's and OceanaGold's most recent annual filings. Readers are cautioned that the foregoing list of factors is not exhaustive. Although OceanaGold and Pacific Rim believe that the forward-looking information contained in this news release is based on reasonable assumptions, readers cannot be assured that actual outcomes or results will be consistent with such statements. Accordingly, readers are cautioned against placing undue reliance on forward-looking information. OceanaGold and Pacific Rim expressly disclaim any intention or obligation to update or revise any forward-looking information, whether as a result of new information, events or otherwise, except as required by applicable securities laws.

National Instrument (NI) 43-101 Disclosure

Mr. William Gehlen, Vice President Exploration of Pacific Rim is responsible for technical information regarding the El Dorado Project disclosed in this news release. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Technical information related to the El Dorado Project presented in this news release was vetted by and/or prepared by or under the supervision of Mr. Gehlen. Mr. Gehlen consents to the inclusion of Pacific Rim’s resources estimates in the form and context in which this information appears in this release.

The El Dorado Project resource estimate referred to herein is the most recent resource estimate of the El Dorado Project and was publicly issued by Pacific Rim on January 17, 2008. It was prepared by Mr. Steven Ristorcelli, P.Geo., of Mine Development Associates, Reno, Nevada (who is an independent Qualified Person as defined in NI 43-101) and conforms to current CIM Standards on Mineral Resources and Reserves. This El Dorado Project resources estimate is based on a gold equivalent cut-off grade of 4.0 grams AuEq per tonne and a silver to gold ratio of 70 to 1. Mr. Ristorcelli and others at Mine Development Associates have verified the data used to tabulate these resources by auditing Pacific Rim’s drill results database, reviewing drill sections, and examining drill core. A technical report in support of the El Dorado Project resource estimate, co-authored by Mr. Steven Ristorcelli, P.Geo., and Mr. Peter Ronning, P.Eng., each of whom is an independent Qualified Person as defined in NI 43-101, was filed on SEDAR on March 3, 2008.

The terms “Measured Resource”, “Indicated Resource” and “Inferred Resource” used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. These mineral resource estimates include Inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these Inferred Resources will be converted to Measured and Indicated Resource categories through further drilling, or into mineral reserves once economic considerations are applied.